Exhibit 99.1

Central GoldTrust Announces Termination of Definitive Agreement
with Purpose Investments Inc.

(Toronto, ON, December 16, 2015) - Central GoldTrust (“GoldTrust”) (symbol: TSX - GTU.UN (C$) and GTU.U (US$); NYSE MKT - GTU (US$)) announced today that GoldTrust has entered into an agreement (the “Letter Agreement”) with, among others, Purpose Investments Inc. (“Purpose”) and Sprott Asset Management Gold Bid LP, pursuant to which Purpose has terminated the definitive agreement, dated November 26, 2015 (the “Purpose Agreement”), among GoldTrust, Purpose, Silver Administrators Ltd., Silver Bullion Trust and Central Gold Managers Inc., with respect to GoldTrust and its proposed conversion to an exchange traded fund.

Pursuant to the Letter Agreement, GoldTrust has agreed to reimburse Purpose for its expenses relating to the transaction with GoldTrust in an amount not exceeding $200,000 plus applicable taxes. GoldTrust and Purpose have also agreed, among other things, not to threaten, commence or participate in any claim or proceedings against the other relating to the Purpose Agreement. GoldTrust and Purpose have agreed that neither party has any further obligations or liabilities to each other under the Purpose Agreement.

In connection with the Letter Agreement, GoldTrust announced that it will cancel the special meeting of GoldTrust unitholders scheduled for January 26, 2016 (the “January 26 Meeting”). The special meeting of GoldTrust unitholders to be held on January 15, 2016 (the “January 15 Meeting”) will continue as scheduled.

GoldTrust expects to mail unitholders a management information circular in connection with the January 15 Meeting in advance of such meeting, in accordance with applicable securities laws.

About Central GoldTrust

GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At December 7, 2015, the GoldTrust units were 99.99% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

Filings made by GoldTrust with Canadian securities regulatory authorities may be obtained without charge at http://www.sedar.com, and filings made by GoldTrust with the United States Securities and Exchange Commission may be obtained without charge at http://www.sec.gov.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United States federal securities laws and “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to the termination of the Purpose Agreement, the intention of GoldTrust to cancel the January 26 Meeting, the intention of GoldTrust to hold the January 15 Meeting and the expected mailing of the management information circular in connection with the January 15 Meeting.

GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust's beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust's filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For further information, please contact GoldTrust at Email: info@gold-trust.com; Website: www.gold-trust.com; Telephone: 905-304-GOLD (4653).